UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No. 4433 Dongbin Road, Liwan Community, Nanshan Subdistrict, 21st Floor
Tower A, Zhaobangji Technology Center
Nanshan District, Shenzhen City
Guangdong Province 518000
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CHANGES IN REGISTRANTS' CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective June 22, 2026, Jiuzi Holdings Inc. (the “Company” or the “Registrant”) dismissed its independent auditors, Audit Alliance LLP (“Audit Alliance”), which action was recommend by the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”) on June 22, 2026 and approved by the Board on June 22, 2026.

Audit Alliance was initially engaged by the Company February 7, 2024, and provided audit services and issued audit reports on the Company’s financial statements up to the fiscal year ended October 31, 2025.

The principal accountant’s report of Audit Alliance on the financial statements of the Company as of and for the fiscal years ended October 31, 2024 and 2025 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

For the fiscal years ended October 31, 2024 and 2025, and through the date of this report, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of such disagreement in connection with their reports on the Company’s consolidated financial statements for the applicable period, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

Audit Alliance has provided a letter to us, dated June 23, 2026 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of New Certifying Accountant

On June 26, 2026, we engaged Li CPA LLC (“New Auditor”) as our independent auditors for the fiscal year ending October 31, 2026. The engagement was approved by the Audit Committee and the Board onJune 26, 2026.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of Audit Alliance CPAs LLP, dated June 23, 2026, regarding change in independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026

Jiuzi Holdings Inc.

By:	/s/ Hongye Zhang
Name:	Hongye Zhang
Title:	Chief Executive Officer

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